Exhibit 99.1

ENERFLEX LTD. ANNOUNCES CHIEF FINANCIAL OFFICER TRANSITION

NEWS RELEASE

CALGARY, Alberta, October 1, 2023 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today announced that Rodney D. Gray has resigned from his role as Senior Vice President and Chief Financial Officer (“CFO”) to pursue other opportunities. Enerflex has initiated a search process to identify the Company’s next CFO and has retained an executive search firm to assist with the process.

“We thank Rod for his meaningful contributions to Enerflex and wish him success in his future endeavours,” said Marc Rossiter, Enerflex’s President and Chief Executive Officer.

Mr. Rossiter added, “The Board of Directors and management team remain committed to shaping our business for long-term success. To that end, we are actively working to improve Enerflex’s overall capacity for free cash flow generation to reduce debt by capturing synergies from the Exterran acquisition, minimizing foreign currency impacts, and enhancing operational efficiencies. We are now focused on finding a CFO to take our organization to the next level.”

The Company will provide details regarding its financial results and progress on its strategic priorities in connection with its third-quarter 2023 earnings announcement in November.

ABOUT ENERFLEX

Transforming Energy for a Sustainable Future. Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, delivering natural gas processing, compression, power generation, refrigeration, cryogenic, and produced water solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex, its subsidiaries, and interests in associates and joint ventures, operate in over 90 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru, the United Kingdom, the Netherlands, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, China, Indonesia, Malaysia, Singapore, and Thailand.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Martha Wilmot

Investor Relations

E-mail: MWilmot@enerflex.com